                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)


                                 BioSepra Inc.
                                 ------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   09066V103
                                ---------------
                                (CUSIP Number)


                              Andrew S. Paul, Esq.
                        c/o Tudor Investment Corporation
                         One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                (212) 602-6700
                          ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 17, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 09066V103
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tudor Investment Corporation
         TIN: 22-2514825
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [X ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------
                      7  SOLE VOTING POWER
  NUMBER OF              0
  SHARES        -----------------------------------
BENEFICIALLY          8  SHARED VOTING POWER
  OWNED BY               632,798
  EACH          -----------------------------------
 REPORTING            9  SOLE DISPOSITIVE POWER
  PERSON                 0
  WITH          -----------------------------------
                      10 SHARED DISPOSITIVE POWER
                         632,798
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                         632,798
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         7.5%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 09066V103
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Paul Tudor Jones, II
         TIN:
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
----------------------------------------------------------------
                                  7  SOLE VOTING POWER
  NUMBER OF                          0
    SHARES                  -----------------------------------
BENEFICIALLY                      8  SHARED VOTING POWER
  OWNED BY                           698,000
    EACH                    -----------------------------------
 REPORTING                        9  SOLE DISPOSITIVE POWER
   PERSON                            0
    WITH                    -----------------------------------
                                  10 SHARED DISPOSITIVE POWER
                                     698,000
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                     698,000
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     8.3%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------

--------------------
CUSIP NO. 09066V103
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Raptor Global Fund Ltd.
         TIN:  n/a
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-----------------------------------------------------------------
                        7  SOLE VOTING POWER
  NUMBER OF                0
    SHARES        -----------------------------------
BENEFICIALLY            8  SHARED VOTING POWER
  OWNED BY                 161,348
    EACH          -----------------------------------
 REPORTING              9  SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          -----------------------------------
                        10 SHARED DISPOSITIVE POWER
                           161,348
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           161,348
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 09066V103
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Raptor Global Fund L.P.
         TIN: 13-3735415
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------
                      7  SOLE VOTING POWER
  NUMBER OF              0
  SHARES        -----------------------------------
BENEFICIALLY          8  SHARED VOTING POWER
  OWNED BY               0
  EACH          -----------------------------------
 REPORTING            9  SOLE DISPOSITIVE POWER
  PERSON                 0
  WITH          -----------------------------------
                      10 SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                         0
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 09066V103
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tudor Arbitrage Partners L.P.
         TIN:  13-3496979
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------
                      7  SOLE VOTING POWER
  NUMBER OF              0
  SHARES        -----------------------------------
BENEFICIALLY          8  SHARED VOTING POWER
  OWNED BY               0
  EACH          -----------------------------------
 REPORTING            9  SOLE DISPOSITIVE POWER
  PERSON                 0
  WITH          -----------------------------------
                      10 SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                         0
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 09066V103
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tudor BVI Futures, Ltd.
         TIN: n/a
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
--------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
--------------------------------------------------------------
                      7  SOLE VOTING POWER
  NUMBER OF              0
  SHARES        -----------------------------------
BENEFICIALLY          8  SHARED VOTING POWER
  OWNED BY               471,450
  EACH          -----------------------------------
 REPORTING            9  SOLE DISPOSITIVE POWER
  PERSON                 0
  WITH          -----------------------------------
                      10 SHARED DISPOSITIVE POWER
                         471,450
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                         471,450
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.6%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 09066V103
--------------------
-----------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Tudor Proprietary Trading, L.L.C.
         TIN:  13-3720063
-----------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [  ]
                                                  (b)  [X ]
-----------------------------------------------------------------
 3.      SEC USE ONLY

-----------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
-----------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
-----------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-----------------------------------------------------------------
                      7  SOLE VOTING POWER
  NUMBER OF              0
  SHARES        -----------------------------------
BENEFICIALLY          8  SHARED VOTING POWER
  OWNED BY               65,202
  EACH          -----------------------------------
 REPORTING            9  SOLE DISPOSITIVE POWER
  PERSON                 0
  WITH          -----------------------------------
                      10 SHARED DISPOSITIVE POWER
                         65,202
-----------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                         65,202
-----------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                       [  ]
-----------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         0.8%
-----------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
-----------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

         This Amendment No. 6 amends and restates in its entirety the Schedule 13D, dated October 6, 1994, as amended, and relates to the Common Stock, $0.01 par value per share ("Common Stock"), of BioSepra Inc., a Delaware corporation (the "Company"), and is filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP"), Tudor Proprietary Trading, L.L.C., a Delaware limited liability company ("TPT"), and Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI" and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP and TPT, the "Reporting Persons").* The summaries of information on the schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

         The Company's principal executive offices are located at 111 Locke Drive, Marlborough, MA 01752.


Item 2.  Identity and Background.
         -----------------------

         The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TPT and Tudor BVI. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP and TPT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of each of Raptor Ltd. and Tudor BVI is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

         TIC is an international money management firm that provides investment advice to Raptor Ltd., Raptor L.P. and Tudor BVI, among others. TIC is also the sole general partner of Raptor L.P.

         Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

         Each of Raptor Ltd., Raptor L.P., TAP, TPT and Tudor BVI is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for

-------------------------
* For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

the benefit of the holders of its partnership, stock and other capital securities.

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, Raptor Ltd., TPT or Tudor BVI is set forth on Schedule I hereto and is incorporated by reference herein.

         During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

         On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alleged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., TAP, TPT and Tudor BVI were acquired in open market purchases for cash. The cash used to make these purchases consisted of capital contributions and the proceeds from earlier investments and cash borrowed pursuant to margin loans with Morgan Stanley & Co. Incorporated, which are secured by all of the shares of Common Stock.


Item 4.  Purpose of Transaction.
         ----------------------

         Each of Raptor Ltd., Raptor L.P., TAP, TPT and Tudor BVI initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

         Except as set forth in this Amendment No. 6 to Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock in the past sixty days.

         On September 18, 1998, TAP transferred its entire interest in the Common Stock to TPT, its consolidated subsidiary.

         Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P. and Tudor BVI, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TPT.

         Based on information contained in the Company's Quarterly Report on Form 10-Q that there were 8,440,051 shares of Common Stock issued and outstanding as of August 7, 1998, each Reporting Person beneficially owns (or, with respect to TIC and Mr. Jones, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC and Mr. Jones, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC, TAP, TPT and Mr. Jones) has the power to remove TIC as its investment advisor or general partner. Each of the Reporting Persons (other than TIC and Mr. Jones) expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC and Mr. Jones disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., Tudor BVI and TPT.



Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities
         of the Issuer
         --------------------------------------------

         None.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

         None.

              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Statement on Schedule 13D is true, complete and correct.

Dated: November 20, 1998


                            TUDOR INVESTMENT CORPORATION



                            By:   \s\ Andrew S. Paul
                                --------------------
                            Name:  Andrew S. Paul
                            Title: Managing Director &
                                   General Counsel



                                \s\ Paul Tudor Jones, II
                              --------------------------
                              Paul Tudor Jones, II



                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Managing Director &
                                       General Counsel



                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Managing Director &
                                       General Counsel

                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Managing Director &
                                       General Counsel



                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Managing Director &
                                       General Counsel



                            TUDOR PROPRIETARY TRADING, L.L.C.



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Managing Director &
                                       General Counsel

                                                                      Schedule I

                       EXECUTIVE OFFICERS AND DIRECTORS
                           OF THE REPORTING PERSONS

I.  TIC

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                            Principal Occupation/
Name                        Business Address
----                        -----------------------------

Paul Tudor Jones, II*       Chairman of the Board of Directors, Chief Executive
                            Officer of TIC.

Mark F. Dalton              Director and President of TIC.

John G. Macfarlane, III     Director, Chief Operating Officer and Managing
                            Director of TIC.

James J. Pallotta           Director and Managing Director of TIC.

David E. Allanson           Director of TIC.  Mr. Allanson is an
Citizen of United           executive officer of Tudor Capital (U.K.),
Kingdom                     Ltd., an affiliate of TIC located at The Upper Mill,
                            Kingston Road, Ewell, Surrey  KT17 2AF, England.

Andrew S. Paul              Director, Managing Director, General Counsel and
                            Corporate Secretary of TIC.

Richard L. Fisher           Director of TIC.  Mr. Fisher is Managing Director of
                            Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road,
                            Memphis, TN 38118.

Mark Pickard                Director, Managing Director and Chief Financial
                            Officer of TIC.

Robert P. Forlenza          Director and Managing Director of TIC.

----------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                            Principal Occupation/
Name                        Business Address
----                        -------------------------------

Inter Caribbean             Director of Raptor Ltd.  The principal
 Services Ltd.              place of business of Inter Caribbean
Incorporated in             Services Ltd. is c/o Curacao
  British Virgin            International Trust Company N.V.
  Islands                   ("CITCO"), Kaya Flamboyan 9, Curacao, Netherlands
                            Antilles.

Bernard A. Loze             Director of Raptor Ltd.  Chairman and
Citizen of France           Chief Executive Officer of Loze et Associe, 43,
                            Avenue Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson             Director of Raptor Ltd.  Chairman of
Citizen of France           European Investment Managers, c/o Harney, Westwood &
                            Riegels, P.O. Box 71, Road Town, Tortola, British
                            Virgin Islands, which is a consulting and money management firm.

Jean-Pierre Jacquemoud      Director of Raptor Ltd.  Attorney,
Citizen of Switzerland      Jacquemoud & Stanislas, 2, rue Bellow, Geneva 1206,
                            Switzerland.

III.  TUDOR BVI

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                         Principal Occupation/
Name                     Business Address
----                     -------------------------------

Inter Caribbean          Director of Tudor BVI.  See information
 Services Ltd.           under Raptor Ltd.

David P. d'Abrumenil     Director of Tudor BVI.  Chairman,
Citizen of United        Lionspring Enterprises Limited,
Kingdom                  3A Queen's Gate, London SW7 5EH, England,
                         which is a financial consulting firm.

Jean-Pierre Jacquemoud   Director of Tudor BVI.  See information under Raptor
                         Ltd.

Bernard A. Loze          Director of Tudor BVI.  See information under
                         Raptor Ltd.

Arpad A. Busson          Director of Tudor BVI.  See information under
                         Raptor Ltd.

Karl-Erbo G. Kageneck    Director of Tudor BVI. Attorney,
Citizen of Germany       TMW/AG, Wittelsbacher Platz 1, Munich Germany 80333

IV.  TUDOR PROPRIETARY TRADING, L.L.C.

         The name and present principal occupation or employment of each executive manager of TPT is set forth below. Each of such persons is a director or officer of TIC. The business address of each such person is c/o TIC at the address set forth under Item 2 of this Schedule 13D, with the exception of Mr. Allanson whose business address is c/o TPT at the address set forth under Item 2 of this Schedule 13D. Each such person is a citizen of the United States, with the exception of Mr. Allanson who is a citizen of the United Kingdom. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                     Principal Occupation
----                     --------------------

Paul Tudor Jones, II*    Chairman of the Board of Directors, Chief Executive
                         Officer of TIC.

Mark F. Dalton           Director and President of TIC.

John G. Macfarlane, III  Director, Chief Operating Officer and Managing
                         Director of TIC.

James J. Pallotta        Director and Managing Director of TIC.

Andrew S. Paul           Director, Managing Director, General Counsel and
                         Corporate Secretary of TIC.

David E. Allanson        Director of TIC and Managing Director of TPT.

Mark Pickard             Managing Director and Chief Financial Officer of TIC.

---------------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

                                                                     Schedule II
                                TRANSACTIONS

  All shares of Common Stock were acquired in connection with the Exchange.


Raptor L.P.
-----------

Date    Transaction  # Shares    $/Share
------  -----------  --------    --------

11/17/98  Sale      (141,000)    $0.2500

Total Common Stock beneficially owned as of the date of this Schedule 13D: 0